UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

SEC File Number: 000-31593

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

Full Name of Registrant:  Brigus Gold Corp.

Address of Principal Executive Office (Street and Number):  Purdy’s Wharf, Tower II, Suite 2001, 20th Floor, 1969 Upper Water Street

City, State and Zip Code:  Halifax, Nova Scotia, Canada B3J 3R7

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has beenattached if applicable.

PART III - Narrative

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 25, 2010, Brigus Gold Corp. (“Brigus”) completed a business combination with Linear Gold Corp. (“Linear”).  The business combination was structured as a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta) pursuant to which Brigus acquired all of the issued and outstanding Linear common shares and Linear amalgamated with 1526753 Alberta ULC, an unlimited liability company existing under the laws of the Province of Alberta and wholly owned by Brigus.

Due to (i) management’s time devoted to the consummation and implementation of the Arrangement, (ii) additional accounting work required to properly reflect the Arrangement and (iii) the fact that Brigus is now subject to accelerated filer deadlines in respect of its periodic reports and not those of smaller reporting companies, Brigus is unable to complete the financial statements and other disclosures required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 within the prescribed filing deadline without unreasonable effort or expense.  The registrant expects to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 on or before August 16, 2010 in accordance with Rules 0-3 and 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

(Name)	(Area Code)	(Telephone No.)
Melvyn Williams	(720)	886-9656

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer no, identify report(s).

  ☒  Yes          ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☒    Yes         ☐  No

The registrant expects that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected in its financial statements due to the (i) consummation and implementation of the Arrangement, (ii) cessation of milling operations at its Montana Tunnels property during the second quarter of 2009 and (iii) commencement of commercial production at its Black Fox property during the third quarter of 2009.  However, for the reasons set forth in Part III above, a reasonable estimate of the change in results of operations cannot be quantified at this time.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may also be included from time to time in the registrant’s other public filings, press releases, our website and oral and written presentations by management. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include comments regarding expectations as to the filing date of the registrant’s Quarterly Report on Form 10-Q, the results and effect of the registrant’s review of its accounting matters, finalization of the disclosure included in its reporting documents and completion of its financial statements, and the impact on the registrant’s business and the risks detailed from time to time in the registrant’s periodic reports filed with the Securities and Exchange Commission. Similarly, statements that describe the registrant’s strategies, initiatives, objectives, plans or goals are forward-looking.

These forward-looking statements are based on the registrant’s current intent, belief, expectations, estimates and projections.  These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict.  Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements.  The risk factors set forth under “Item 1A. Risk Factors” in the registrant’s Annual Reports on Form 10-K and other matters discussed from time to time in the registrant’s filings with the Securities and Exchange Commission, including the “Statements Regarding Forward-Looking Information” and “Risk Factors” sections of the registrant’s Quarterly Reports on Form 10-Q, among others, could affect future results, causing these results to differ materially from those expressed in the registrant’s forward-looking statements.

In the event that the risks disclosed in the registrant’s public filings and those discussed above cause results to differ materially from those expressed in the registrant’s forward-looking statements, the registrant’s business, financial condition, results of operations or liquidity could be materially adversely affected and investors in the registrant’s securities could lose part or all of their investments.  Accordingly, the registrant’s investors are cautioned not to place undue reliance on these forward-looking statements because, while the registrant believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate.

Further, the forward-looking statements included in this Form 12b-25 and those included from time to time in the registrant’s other public filings, press releases, our website and oral and written presentations by the registrant’s management are only made as of the respective dates thereof.  The registrant undertakes no obligation to update publicly any forward-looking statement in this Form 12b-25 or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

BRIGUS GOLD CORP.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2010	By:	/s/ Melvyn Williams
Name: Melvyn Williams
Title: Chief Financial Officer and Senior Vice President – Finance and Corporate Development